EXHIBIT 99.1

WIPRO LIMITED

JPMorgan Chase Bank, Depositary
P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a registered holder of American Depositary Receipt(s) representing Equity Shares of Wipro Limited, of record June 5, 2003, hereby requests and authorizes JPMorgan Chase Bank, Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such American Depositary Receipt(s), on the Resolutions at the Fifty Seventh Annual General Meeting of the Company to be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore, on Thursday, July 17, 2003, at 4:30 p.m., or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR all Resolutions at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., July 8, 2003.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

ANNUAL GENERAL MEETING AGENDA

1.	Adoption of Report and Accounts as at March 31, 2003.

2.	Declaration of Dividend.

Re-election of the following persons as Directors:

3.	Dr. Jagdish N Sheth

4.	Mr P M Sinha

5.	Appointment of Auditors.

6.	Re-appointment of Mr Azim H Premji as Chairman and Managing Director as well as payment of salary.

7.	Partial revision in the payment of remuneration to Mr Vivek Paul, Vice Chairman of the Company.

8.	Formulation of ADS Stock Option Plan 2003.